

April 29, 2011

Mr. Ben Farahi
Manager of the General Partner
Biggest Little Investments, LP
3702 South Virginia Street, Unit G2
Reno, NV 89502

      RE:    **Biggest Little Investments, LP**
               **Form 8-K and Forms 8-K/A filed April 25, 2011; April 27, 2011; and April 28, 2011**
               **File No. 0-16856**

Dear Mr. Farahi:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  William H. Demarest IV
                  Accountant